EXHIBIT 99.1

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Porta Systems Corp., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 12th day of August, 2008.

CHEYNE CAPITAL MANAGEMENT (UK) LLP By: /s/ Simon James Name: Simon James Title: Compliance Officer

CHEYNE GENERAL PARTNER INC. By: /s/ Daniele Hendry Name: Daniele Hendry Title: Director